        As filed with the Securities and Exchange Commission on January 24, 2003

      SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)
Of the Securities Exchange Act of 1934
(AMENDMENT NO. 6 — Final Amendment)

CHOICE ONE COMMUNICATIONS INC.
(Name of Subject Company — — Issuer)

CHOICE ONE COMMUNICATIONS INC.
(Name of Filing Person — — Offeror)

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
ISSUED UNDER THE CHOICE ONE COMMUNICATIONS INC. 1998 EMPLOYEE STOCK OPTION PLAN
(May 2000 Restatement)
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

AJAY SABHERWAL
EXECUTIVE VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER
CHOICE ONE COMMUNICATIONS INC.
100 CHESTNUT STREET, SUITE 600
ROCHESTER, NEW YORK 14604
TELEPHONE: 585-246-4231
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

COPIES TO:

Deborah McLean Quinn
Nixon Peabody LLP
Clinton Square, Suite 1300
Rochester, New York 14604
585-263-1307
Facsimile:
585-263-1600

/ X /	CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0- 11(a) (2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID.

Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: FORM OR REGISTRATION NO.	$57.96 005-59487	FILING PARTY: DATE FILED:	Choice One Communications Inc. December 19, 2002

/ /	CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

/ / / X / / / / /	Third-party tender offer subject to Rule 14d-1. Issuer tender offer subject to Rule 13e-4. Going-private transaction subject to Rule 13e-3. Amendment to Schedule 13D under Rule 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER:     / X /

        This Amendment No. 6 amends and supplements the Tender Offer Statement of Choice One Communications Inc. (“Choice One”) on Schedule TO, filed with the Securities and Exchange Commission on December 19, 2002 and amended by Amendment Nos. 1, 2, 3, 4 and 5 (the “Tender Offer Statement”), relating to the offer by Choice One to exchange Current Options to purchase common stock, par value $.01 per share, for New Options issued under the Choice One Communications Inc. 1998 Employee Stock Option Plan (May 2000 Restatement), as amended.

        The Offer to Exchange expired at 12:00 midnight on January 21, 2003. Pursuant to the terms of the Offer to Exchange, Choice One has accepted for exchange Current Options to purchase 4,119,524 shares of common stock and has issued 2,582,986 New Options, each with an exercise price of $0.26. The percentage of New Options vested on issuance was the same as the percentage of the exchanged Current Options which were vested as of January 21, 2003. The vesting schedule for the unvested New Options has been extended by one year from the Current Option grant date. Eligible Colleagues exchanged approximately 91.9% of the Current Options which were eligible for exchange.

Item 4. TERMS OF THE TRANSACTION

        The Offer to Exchange is hereby amended to increase the number of options eligible for exchange described in Paragraph 9 from 4,480,246 to 4,482,021 to reflect three grants of Current Options to acquire 1,775 shares of Choice One common stock inadvertently omitted from the initial count.

ITEM 12. EXHIBIT NUMBER	EXHIBITS DESCRIPTION
99.25	(a)(1). Press release announcing completion of the Stock Option Exchange Program, issued on January 24, 2003.*

*Filed herewith

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2003

CHOICE ONE COMMUNICATIONS INC. By:/s/Ajay Sabherwal Name: Ajay Sabherwal Title: Executive Vice President, Finance and Chief Financial Officer